

September 25, 2012

Via E-mail
Shaun McEwan
Chief Financial Officer
Wi-LAN Inc.
11 Holland Avenue, Suite 608
Ottawa, Ontario, Canada K1Y 4S1

      Re: **Wi-LAN Inc.**
              Form 40-F for the Fiscal Year Ended December 31, 2011
              Filed March 9, 2012
              File No. 001-35152

Dear Mr. McEwan:

      We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.2 Management's Discussion and Analysis ("MD&A") of Financial Condition and Results of Operations

Results and Outlook

Revenues, page 12

1.   We note that revenues increased materially in fiscal 2011 compared to fiscal 2010. Please tell us your consideration for discussing the factors that contributed most significantly to this increase. We further note your disclosure on page 13 that patent licensing expenses are generally proportional to the breadth of your licensing and patent brokerage programs and should be expected to increase as you add programs to your business operations. Please elaborate on why this doesn't appear to be the case for fiscal

2011. In this regard, we note from disclosures provided elsewhere in your filing that you signed significant license agreements in fiscal 2011, however this does not appear to have had a corresponding impact on cost of revenue. Refer to Section III.D of SEC Release 33-6835.

Critical Accounting Policies, Including Initial Adoption of Policies, and Critical Estimates

Revenue recognition, page 24

2.   We note from your disclosures on page 38 in the notes to the audited consolidated financial statements that you adopted Accounting Standards Update ("ASU") No. 2009-13 in the first quarter of 2011. However, your disclosures in this section refer to the determination and allocation of relative fair value rather than relative selling price. As the term fair value is inconsistent with the application of the relative selling price method under ASU No. 2009-13, please revise your disclosure in future filings accordingly.

Exhibit 99.3 Audited annual financial statements for the twelve months ended December 31, 2011 and the twelve months ended December 31, 2010

Consolidated Statements of Operations, page 31

3.   We note your line item labeled "unrealized foreign exchange loss" and the description in MD&A on page 18 of what this line item represents. Please tell us your consideration for the guidance in ASC 830-30-45-12 in reporting this item as a component of other comprehensive income.

Note 1. Nature of Business, page 35

4.   We note from your disclosure beginning on page 4 that it appears a significant amount of revenues is a result of enforcing your patents by filing claims against companies you believe are infringing on your patents. However, your description of the nature of your business does not address this aspect of your business. Please tell us your consideration for including a more detailed description of the nature of your business. Additionally, please tell us the amount of revenue recognized as a result of the enforcement of your patents through claims against companies as well as revenue recognized for companies that have licensed your patents in the normal course of business.

Note 2. Significant Accounting Policies

Revenue Recognition, page 35

5.   We note your disclosure on page 6 that certain of your licensing agreements appear to be multiple-element arrangements as they include future licensing rights and the release of claims for past infringement. We further note that you classify these arrangements

exclusively as revenue despite the apparent existence of elements that could be classified as settlement gains rather than revenue. Please tell us how you considered the allocation guidance related to multiple-element arrangements in ASU No. 2009-13 for any deliverables and explain how you concluded that the entire arrangement should be recorded in revenue. Refer to any authoritative guidance you relied upon.

6.   As a related matter, we note on page 15 that you include the costs of litigation related to your licensing agreements as a marketing, general and administrative expense. Please explain your basis for including these costs in marketing, general and administrative expenses and refer to the authoritative guidance you relied upon when determining your classification considering that these costs appear to be directly related to your revenue generating activities.

7.   We note that in connection with your running royalty arrangements, you typically receive quarterly or semi-annual royalty reports from licensees subsequent to the period in which the licensees' underlying sales occurred. We further note that since you are unable to estimate the licensees' sales to determine the amount of royalties owed, you recognize revenue from these arrangements in the period in which the royalty report is received. Please clarify the duration of the lag-time (e.g., number of days, weeks, months, etc.) between the time the underlying sales occur and your receipt of the royalty reports. Please also tell us whether this has ever resulted in a disproportionate number of months of revenue recognized in any given fiscal year.

8.   We note from the disclosures on page 6 of your MD&A that in addition to licensing your patent portfolio, you also derive revenue from licensing portfolios on behalf of third-party patent holders. We further note from the disclosures on page 13 of MD&A that you include third-party royalty payments required under royalty arrangements in cost of revenue. Based on this, it appears you report the revenue and related costs from these arrangements on a gross basis. Please confirm whether our understanding is correct. Additionally, please clarify which party is the primary obligor in such arrangements and provide us with an analysis pursuant to ASC 605-45-45 in support of your conclusion.

Computation of Earnings (Loss) Per Share, page 37

9.   Clarify whether the holders of nonvested deferred stock units and restricted share units have nonforfeitable rights to dividends or dividend equivalents. In this regard, tell us whether you consider these awards to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Note 3. Taxes, page 39

10.   We note from your disclosures on page 40 of the tax footnote and page 20 of your MD&A that you reversed a significant portion of the deferred tax asset valuation

allowance during fiscal 2011 which appears largely due to management's expectation of future taxable income. We note, however, that the company experienced operating losses in recent fiscal years prior to 2011 resulting in significant cumulative losses at December 31, 2011. Please tell us how you considered, weighed and overcame this negative evidence in your assessment. Refer to paragraphs 21 through 23 of ASC 740-10-30.

11.   As a related matter, please also tell us whether your determination to reduce the deferred tax asset valuation allowance was impacted, in part, by the change in tax rates. In this regard, we note from the reconciliation of the expected to actual provision for income tax recovery/expense on page 39 that the effect of the change in tax rates resulted in a significant income tax recovery in fiscal 2011. Refer to ASC 740-10-35-4. Please also provide us with further details as to what is included in this line item and tell us whether you reasonably expect changes in tax rates to have a material impact on the tax provision for fiscal 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief